Exhibit (h)(3)(i)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Form of Notification of Undertaking to Reduce

Supplemental Support Fees

NOTIFICATION made as of June 30, 2015, by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO TRUST, a Massachusetts business trust (the “Trust”).

WHEREAS, the Advisor has historically paid for some of the operating expenses of the series of the Trust (the “Funds”); and

WHEREAS, the Advisor has undertaken in the Amended and Restated Servicing and Supplemental Support Agreement between the Trust and the Advisor (the “Servicing and Supplemental Support Agreement”) to reduce or waive the Class MF Supplemental Support Fees charged to GMO Benchmark-Free Allocation Fund (“BFAF”) by an amount equal to any Service Fees indirectly borne by Class MF Shares and paid to GMO as a result of BFAF’s investment in other GMO funds (the “Existing Waiver”).

WHEREAS, the Advisor wishes to further reduce the Class MF Supplemental Support Fees charged to BFAF.

NOW, THEREFORE, the Advisor hereby notifies the Trust that, provided that the fee rates set forth in (i) the Management Contracts between each Fund and the Advisor and (ii) the Servicing and Supplemental Support Agreement remain unchanged, the Advisor shall, as set forth below, reduce the Supplemental Support Fees charged to Class MF shares of BFAF through June 30, 2016 (and any subsequent periods as may be designated by the Advisor by notice to the Trust).

Supplemental Support Fee Reduction

The Advisor will reduce the Supplemental Support Fees charged to Class MF Shares of BFAF to the Reduced Supplemental Support Fee Rate (calculated as described below), provided that the effective Reduced Supplemental Support Fee Rate charged at any time will not be reduced to less than 0.06% (as a percentage of Class MF’s average daily net assets).

The effective Reduced Supplemental Support Fee to be charged in any month (starting on the first business day of that month) shall be calculated based on Class MF net assets as of the last business day of the preceding month based on the following schedule:

Class MF Net Assets as of each Month-End	Reduced Supplemental Support Fee Rate
On the first $6 billion	0.10%
On the next $2 billion	0.05%
On the next $2 billion	0.03%
Thereafter	0.01%

For sake of clarity, the Reduced Supplemental Support Fee Rates and the 0.06% minimum effective Reduced Supplemental Support Fee described above shall be calculated before giving effect to any reduction or waiver mandated by the Existing Waiver, and any applicable Existing Waiver shall serve to further reduce the Supplemental Support Fees paid to GMO.

Miscellaneous

In providing this Notification, the Advisor understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses, preparation of financial statements, and its daily calculation of BFAF’s Class MF net asset value.

IN WITNESS WHEREOF, the Advisor has executed this Notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:
Name: J.B. Kittredge
Title: General Counsel
Reviewed by: